VIA EDGAR SUBMISSION

March 26, 2010

Mr. Kevin L. Vaughn
Accounting, Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:         Zarlink Semiconductor Inc.
Form 20-F for fiscal year ended March 27, 2009
Filed June 4, 2009
File No. 1 08139

Dear Mr. Vaughn,

We have received the Staff’s letter dated February 26, 2010 containing comments with respect to the above-referenced filing. The remainder of this letter provides the text of your comments followed, in each case, by a response. Capitalized terms used but not defined in this letter have the meanings given to them in such filing.

Form 20-F for fiscal year ended March 27, 2009

Item 5.  Operating and Financial Review and Prospects, page 17

Critical Accounting Estimates, page 17

Revenue Recognition, page 17

1.
We note your disclosure here that you offer sales programs to your distributors, including ship and debit claims which relate to pricing adjustments based upon distributor resale.  We further note your disclosure that you recognize revenue at the time of shipment in part because the price to the buyer is substantially fixed or determinable at the date of sale.  Please address the following in your response and in future filings:

•	Explain why you state that the price to the buyer is “substantially” fixed or determinable. Discuss how a price that is “substantially” fixed or determinable complies with the guidance in SAB No. 104.

Response:  The word “substantially” is used in paragraph 83(b) of FASB concept statement 5 (Concept 5), which is referenced in SAB No. 104, as well as FAS 48 paragraph 6 (a) (ASC 605-15-25-1).  Concept 5 states: “an entity’s revenue-earning activities involve delivering or producing goods, rendering services, or other activities that constitute its ongoing major or central operations, and revenues are considered to have been earned when the entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.”   ASC 605-15-25-1 states:  “If an entity sells its product but gives the buyer the right to return the product, revenue from the sales transaction shall be recognized at time of sale only if all of the following conditions are met: The seller's price to the buyer is substantially fixed or determinable at the date of sale.”

As part of its revenue recognition policies, the Company considers the definition of “fixed fee” included in Concept 5, as well as the guidance in SAB No. 104. The Company also looks for guidance in FAS 48 paragraphs 6 to 8 (ASC 605) and SOP 97-2 paragraphs 26 to 33 (ASC 985).  Although the guidance in these paragraphs is not directly applicable to the Company, the Company reviews the specific guidance in these paragraphs to determine if, by analogy, the fee is fixed. Based on this guidance, the Company has determined that the amounts are fixed as there are no contracts with extended payment terms, cancellation privileges, or fiscal funding clauses.  When considering reseller arrangements, distributors have strong financial position, payment and timing of payment is not contingent on resale, and significant uncertainty relating to “price protection” does not exist.  Additionally, the ship and debit claim period is short, historical experience is extensive and there is a small number of parts with a small number of distributors which qualify, all resulting in the ability to make reasonable estimates.

In accordance with guidance in SAB No. 104 relating to the price being fixed or determinable, the Company records a ship and debit provision at the time of sale based on “sufficient company-specific historical experience”, as well as sales during the period, distributor inventory levels, and pricing trends. Actual results have approximated estimates. See additional discussion in bullet 3 of question #1.

For further clarification, in future filings the Company will remove the word “substantially”, and state only that “the price to the buyer is fixed or determinable”.

•
Describe your ship and debit claims in greater detail.  In this regard, discuss if there is a limit to the amount of claims a distributor can make for any particular product.  Also discuss the circumstances that could result in a distributor filing a ship and debit claim.  Finally, tell us the typical timeframe between your sale of goods to the distributor and the distributor subsequent resale of the goods.

Response: The Company’s ship and debit program is available exclusively to certain of its distributors.  The Company currently has ten distributors with ship and debit privileges.  The top three distributors account for approximately 80% of all claims.  All ship and debit claims are governed by an agreement with the individual distributor, and are used to assist the distributor to offer competitive prices to certain of its end customers, which are pre-approved by the Company.  Ship and debit programs require a request from the distributor for a pricing adjustment on a specific part for a sale to the distributor’s end customer.  Each eligible distributor purchases inventory at the “distributor list price” to be held in its inventory. The distributor makes a ship and debit claim if and when the part is resold to a pre-approved end customer.  Each ship and debit section of distributor agreements is similar, and sets out if claims can be made, under what circumstances a claim can be made, and the maximum credit offered.  As a result, the Company’s maximum liability is determinable at the time of initial sale to the distributor.  The Company has established a reserve for these claims based on its historical claim rates.  On a monthly basis the Company reviews its reserves against actual claims and historical experience, to assess its accuracy.  Based on historical experience with ship and debit claims the Company has found that claims usually arrive within 3 months of the initial sale to the distributor.  In some cases this time period has increased such as when general economic conditions change, causing distributors to carry excess inventory.  This type of change is taken into account when the monthly review of reserve provisions is made. The Company monitors inventory levels at its distributors and considers this as part of the ongoing assessment of the appropriateness of the provision.

For further clarification, in future filings the Company will provide more detail, in Item 5 under Critical Accounting Estimates, on the ship and debit process and claims by distributors in a manner consistent with the response above.  Additionally, the Company will cross-reference to the “Valuation and Qualifying Accounts” section which discloses sales provisions made.

•
Giving specific consideration to the ship and debit claims, explain in greater detail how you concluded that the sales price was fixed or determinable.  To the extent that the ship and debit claims are contingent on future pricing actions, explain how you are able to estimate the future pricing actions and the impact it will have on your current sales price.

Response: The Company relies on the guidance of ASC 605-50, specifically incorporation of the guidance from EITF 01-9 “Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor’s Products)” Issues #4.  The guidance states that a vendor should recognize a liability for sales incentives based on the estimated amount of refunds or rebates that will be claimed by customers, when they can be reasonably and reliably estimated.  In accordance with ASC 605, at the time of sale to the distributor, the Company records a sales provision for the estimated future distributor activity related to such sales when it is probable that such sales to distributors will result in ship and debit activity.  The Company reviews its ship and debit provisions on a monthly basis, considering credits issued to distributors, distributor inventory levels, historical trends, market conditions, pricing trends noticed in direct sales, and input from sales, marketing and other key management.  Given there are only 10 distributors with ship and debit privileges, and a relatively small number of parts, which are all known at time of sale, the Company’s historical actual claims have consistently approximated its estimates. For example, in fiscal 2009 the Company recorded $14,500,000 in sales provisions (See Valuation and Qualifying Accounts on page 98), and made adjustments to the estimate of $225,000, representing less than 2% of total sales provisions. The Company believes its procedures enable it to make reliable estimates of future credits under the ship and debit program.

For further clarification, in future filings the Company will provide more detail, in Item 5 under Critical Accounting Estimates, on how the Company determined the sales price is fixed or determinable in a manner consistent with the response above.

Item 7, page 47

2.	Please tell us where you have provided the information required by Item 7 (A)(2) of Form 20-F.

Response: The company mistakenly omitted the information required by Item 7 (A)(2) in the 20-F. The Company will revise future filings to include the information required.

The following table discloses the geographic distribution of the Company’s common shares and the holders of record of such common shares as of May 31, 2009.

Country	Shareholders		Common Shares
	Number	Percent	Number	Percent
United States	1,735	48.3%	34,948,108	28.5%
Canada	1,585	44.2%	87,163,715	71.2%
All others	269	7.5%	313,859	0.3%
Total	3,589	100.0%	122,425,682	100.0%

The following table discloses the geographic distribution of the Company’s preferred shares and the holders of record of such common shares as of May 31, 2009.

Country	Shareholders		Common Shares
	Number	Percent	Number	Percent
United States	4	1.6%	1,300	0.1%
Canada	245	97.2%	1,053,535	99.5%
All others	3	1.2%	4,365	0.4%
Total	252	100.0%	1,059,200	100.0%

Item 10, Additional information, page 50

3.
We note that you have filed the agreement and plan of merger between Zarlink Semiconductor Inc., ZLE Inc., Legerity Holdings, Inc., and Navigant Capital Advisors, LLC but did not provide a summary of the agreement.  In future filings, please provide a summary of each material contract, including dates, parties, general nature of the contracts, terms and conditions and amount of any consideration passing to or from the company or any other member of the group.

Response: The Company will revise future filings to include a summary of each material contract, which will include the information described above.

Item 18, Financial Statements, page 59

Consolidated Statements of Cash Flows, page 66

4.
We note your disclosure on page 74 that your restricted cash was pledged as security toward your Swedish pension liability.  With reference to paragraphs 230-10-45-10 through 230-10-45-17 of the FASB Accounting Standards codification, please explain to us why you present the related restricted cash activity as a financing activity on your statements of cash flows.

Response: In accordance with ASC 230-10-45, the Company should have presented the change in restricted cash as a cash flow from investing instead of financing.  The Company will revise future filings to include this item as a cash flow from investing, and will adjust comparative numbers to be reflected in the same manner, with appropriate disclosure.

Note 2, Accounting Policies, page 67

5.
Please tell us and revise your disclosures in future filings to disclose your accounting policies with respect to your segment reporting.  Refer to FASB Accounting Standards Codification Topic 280.  In this regard, we note your disclosures on page 13 that you have one reportable segment.  Please tell us the number of operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification.  As applicable, please also provide us with your detailed analysis of paragraphs 280-10-50-10 through 280-10-50-19 of the FASB Accounting Standards Codification supporting your conclusion that you have one reportable segment.

Response: The Company has four operating segments, Communication Products, Medical Products, Optical Products, and Custom and Other. The Company prepares an annual analysis to determine if one reportable segment presentation continues to be appropriate.

In assessing the appropriateness of a single reportable segment, the Company has reviewed the aggregation criteria noted in ASC 280-10-50-11.

•
The Company’s products are semiconductors and semiconductor-based solutions in the form of integrated circuits (ICs), sold either individually or as part of an assembly.  Despite the different applications, the products themselves are similar in that they are IC based products, sold as a component of equipment developed and manufactured by our customers.  The nature of the underlying IC products is similar, however they are used in different applications, including packet-switching technology, acoustic and line echo cancellation technology, telecom networking ICs, high-performance optical components, ICs used in medical products, and medical wireless solutions.

•
The Company’s products share a common production process, commencing with a silicon wafer, through to an IC, that is tested and packaged as an assembled component.  The production process can be fulfilled via a combination of Company-owned and sub-contracted services, with the location decisions often based upon volume, pricing, or material sourcing.  In some cases, products may be sourced by Company-owned facilities, as well as subcontractors, to ensure sufficient and secure product availability.  The nature of the production processes of the Company’s products is similar regardless of whether products are manufactured in the Company’s own or its subcontractor’s facilities.

•
The Company’s end customers for all products are original equipment manufacturers, who design and build products that include the Company’s IC products.  These equipment manufacturers then sell their products to their respective customers in the communication, healthcare or other industries.  Depending upon the end-customer demand for certain technology, it is not uncommon for certain of the Company’s ICs to be manufactured into equipment directed at multiple different industries.

•
The Company uses common processes and methods for distributing its product, including order intake and management, fulfillment and delivery.  The Company sells its product to equipment manufacturers, contract manufacturers, or distribution companies.  Factors affecting the Company’s choice of channel include end-customer type, the stage of product introduction, geographic presence and location of markets, and volume levels.  In some cases, the choice of channel is actually determined by the procurement strategies of the end customer. For example, certain end customers purchase the Company’s product through both the indirect and direct channels.

The organizations chief operating decision maker:

The Company’s chief operating decision maker (CODM) is its President and CEO.  He is the executive responsible for making decisions.  All operational decisions are assessed at a corporate level, not at the operating segment level, as strategic initiatives are not dependent upon operating segment performance.

Similar economic characteristics:

ASC 280-10-50-11 states that operating segments can be aggregated to form reportable segments if they have similar economic characteristics, as well as similarities in each of the following areas:

i)	The nature of the products and services;
ii)	The nature of the production processes;
iii)	The type or class of customer for their products and services;
iv)	The methods used to distribute their products or provide their services; and
v)	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

Zarlink has evaluated each of these characteristics as they relate to its operating segments to assess whether aggregation is appropriate, as follows:

Economic Characteristics

Gross Margin: The FASB has indicated that one of the characteristics that should be used to evaluate whether operating segments have similar economic characteristics is that of having similar long-term financial performance, as measured by similar long-term gross margins. The Company considers both historical and expected future performance in its standard margins, and gross margins as a percentage of revenue using a rolling 12 quarter performance review.  In aggregate, the analysis indicates that the gross margins for all four operating segments have been and are continuing to converge towards 50%.

Sales Trends: The FASB has also indicated that an additional economic characteristic that should be used to evaluate whether operating segments have similar economic characteristics is that of having similar sales trends.  The Company considers both historical sales trends, as well as expected future long term sales trends based on forecasted revenue, when considering economic characteristics in assessing segmented reporting.  As disclosed on page 25 of the Company’s 2009 Form 20-F, the “Revenue by Product Group” table shows that revenue for each operating segment as a percentage of total is consistent for fiscal 2008 and fiscal 2009.  These percentages remain stable in the first three quarters of fiscal 2010.  It should be noted that the fiscal 2007 percentages are different as a result of the Legerity acquisition which occurred in fiscal 2008 and significantly increased the revenues in the Communications Products Group.   These sales trends are affected by short term variability in contracts, but the Company believes that these small fluctuations are not long term trends, and long term the sales trends are similar.

In evaluating other economic characteristics, Zarlink also considers seasonality, and has concluded that its products are not significantly impacted by revenue fluctuations caused by seasonality.

In summary, the economic characteristics shared by the operating segments are similar and both historical and expected long-term gross margins as well as sales trends are similar across all product groups.

Nature of Products and Services

The Company’s business is to design, build and distribute semiconductors and semiconductor based solutions in the form of integrated circuits (ICs) either individually or as part of an assembly.  As such, Zarlink’s industry is best described as the semiconductor industry, in which it provides components and solutions to its customers.  The Company’s products are primarily specialized products with proprietary design described as Application Specific Standard Products (ASSPs) and Application Specific Integrated Circuits (ASICs).  The ability to meet a customer’s specifications in terms of function and performance is the primary sales driver. The Company’s core competencies in certain design techniques and technical capabilities, the intellectual property it develops, and the manufacturing processes it provides, are the forces that direct its efforts to certain markets or applications as business opportunities.  Despite the different applications, the Company’s products themselves are not dissimilar in that they are IC based products sold as a component to Original Equipment Manufacturers via the Company’s sales channels. The operating segments are defined as product groups by the Company. Although they are used in different markets or applications, as described below, the Company’s underlying IC products are similar in nature:

Product Group	Markets/Applications
Communication Products	Timing and synchronization products, voice processing technologies and telecom and telephony networking applications
Optical Products	Optical connectivity products for telecommunication equipment and various discrete optical equipment applications
Medical Products	Wireless Radio Frequency (RF) medical applications, healthcare applications and industrial applications
Custom & Other	Communication & military ASICs, and RF components.

Production Processes

The Company’s products, across all product groups, share a common production process, commencing from a silicon wafer, through to an IC that is tested and packaged as an assembled component.  This process is fulfilled via subcontracted services, with choice of manufacturing location decisions often based upon volume, pricing, or material sourcing.  In some cases, products may be sourced by multiple subcontractor production facilities, to ensure sufficient and secure product availability.  The nature of the production processes of the Company’s products is similar regardless of the particular product’s sourcing location.  For all four product groups, the Company’s production process for IC test, package and assembly includes both subcontracted services and in-house services.  The Company no longer has any in-house silicon wafer manufacturing capabilities.

Type or Class of Customer

The Company’s end customers for all products are original equipment manufacturers, which design and manufacture products that include Zarlink’s IC products. These customers then sell their products to their respective customers in the communication, healthcare, and other industries. Depending upon the end customer demand for certain technology, it is not uncommon for certain of the Company’s ICs to be manufactured into equipment directed at multiple different industries.  Therefore, the type or class of customer is similar among the operating segments.

Methods of Distribution

The Company’s products are distributed using common processes to all operating segments.  Order intake and management, fulfillment and delivery are shared or common processes within the Company.  The Company sells its products to equipment manufacturers, contract manufacturers, or distribution companies.  Factors affecting the Company’s choice of channel include end customer type, the stage of product introduction, geographic presence and location of markets, and volume levels.  In some cases, the choice of channel is actually determined by the procurement strategies of the end customer; for example, certain end customers purchase the Company’s product through both the indirect and direct channels.  Zarlink’s use of distribution partners also helps mitigate credit risks for lower volume customers, while also reducing risks and associated costs of carrying inventory.  As a result of these factors, the methods of distributing Zarlink’s products are similar across operating segments.  Sales in all four operating segments comprise direct as well as distribution channel sales.

Regulatory Environment

Zarlink’s products may be subject to environmental regulation or product use specifications but the semiconductor industry is generally unregulated from an operational standpoint including all of the Company’s operating segments. All products are developed using IEEE (Institute of Electrical and Electronics Engineers) standards.

Based upon all of the foregoing factors, the Company believes that the presentation of a single reportable segment is appropriate.

The Company included the following disclosure in Note 1 to the financial statements “The Company has aggregated its operating segments under the criteria set forth in FASB statement (“FAS”) No. 131, and is viewed as a single reporting segment, thus no business segment information is being disclosed.”  The Company will revise future filings by including the following information in the accounting policies section of the notes to the financial statements:

Segment reporting. Operating segments are components of a company, which engage in business activities, whose results are regularly reviewed by management, for which separate financial information is produced for internal reporting purposes. In all periods presented, the Company operated in one reportable segment: semiconductor products. Included in the one reportable segment, the Company operated four operating segments, namely, Communication Products, Medical Products, Optical Products, and Custom and Other.

(F) Fixed and Acquired Intangibles, page 68

6.
Please reconcile your disclosure here that acquired intangible assets are initially recorded at cost with your disclosure on page 76 which states that intangible assets recorded in connection with the Legerity and Primarion acquisitions were separately valued based on a fair value analysis.  Revise future filings as appropriate.

Response: When intangible assets have been purchased, the Company has reported the fair value, as determined under purchase accounting as of the date of acquisition, to be equal to the “cost” of the intangible to the Company.  However, for additional clarification, the Company will revise future filings by amending the current disclosure under the accounting policies section relating to acquired intangibles to state the following:  “Acquired intangible assets are initially identified and valued on acquisition at fair value, which is equivalent to cost.”

Note 11, Provisions for Exit Activities, page 78

7.
We note your disclosure here of several restructuring activities implemented in recent years.  We further note that combined roll forward presented on page 80.  Please revise future filings to present the disclosures required by paragraph 420-10-50 of the FASB Accounting Standards Codification separately for each plan.  In this regard, it is not clear from your disclosures the remaining restructuring liability as of March 27, 2009 for each of your restructuring plans.

Response: The Company recognized that this disclosure was inadvertently omitted in the 20-F for fiscal 2009, and included appropriate disclosure starting in the first quarter of fiscal 2010.  The Company will continue to present all disclosure required by paragraph 420-10-50 in future filings. At the end of Fiscal 2009 the Company had remaining restructuring liabilities as follows: (i) $278,000 for workforce reduction relating to the Legerity integration plan; (ii) $2,866,000 for workforce reductions relating to the restructuring plan announced in the fourth quarter of fiscal 2009; and (iii) $702,000 for lease and contract termination obligations relating to excess space.

The Company hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its Form 20-F for the fiscal year ended March 27, 2009 (the “filing”);
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*   *   *   *   *

We hope you will find this letter responsive to your comments. Should you have any additional comments or questions, please feel free to contact me at (613) 270-7200, or by fax at (613) 592-5470.

Sincerely,

/s/ Andre Levasseur
     Andre Levasseur
     Senior Vice-President of Finance
   and Chief Financial Officer

cc: Kirk K. Mandy, President and Chief Executive Officer, Zarlink
Don McIntyre, Senior VP Company Secretary, Zarlink
Steven Webster, Corporate Controller, Zarlink
Audit Committee of the Board of Directors, Zarlink
Deloitte & Touche LLP
Sonnenschein Nath & Rosenthal LLP